UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XBIOTECH INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98400H102

(CUSIP Number)

December 23, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 98400H102	13G/A	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON Bay Street Financial S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 844,859
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 844,859
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,859
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.89%(1)
(12)	TYPE OF REPORTING PERSON OO

(1)

Based on 29,260,613 shares of common stock outstanding as of November 9, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 9, 2020.

CUSIP NO. 98400H102	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

XBiotech Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

8201 E Riverside Dr. Bldg 4, Ste 100

Austin, TX 78744

Item 2(a).	Name of Person Filing.

Bay Street Financial S.A.

Item 2(b).	Address of Principal Business Office or. if None. Residence.

c/o Meierhofstrasse 5, PO Box 1617, Vaduz, Principality of Liechtenstein, FL-9490

Item 2(c).	Organization/Citizenship.

Panama

Item 2(d).	Title of Class Of Securities.

Common Stock, no par value

Item 2(e).	CUSIP Number.

98400H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(k) of Schedule 13G.

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	844,859
(b) Percent of class:	2.89%
(c) Number of shares as to which person has:
(i) Sole power to vote or direct the vote:	844,859
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	844,859
(iv) Shared power to dispose or direct the Disposition of:	0

CUSIP NO. 98400H102	13G/A	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 98400H102	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

BAY STREET FINANCIAL S.A.

By:	/s/ Reto Hadorn
Reto Hadorn, Director